January 23, 2023

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Alison T. White, Esq.

VIA EDGAR

Re:	Registrant: Loomis Sayles Funds I and Loomis Sayles Funds II

    File No.:            811-08282 and 811-06241

    Filing Type:      Form N-1A

Dear Ms. White:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on December 9, 2022, regarding the post-effective amendment to the Loomis Sayles Funds I and Loomis Sayles Funds II (each, a “Registrant” and together, the “Registrants”) registration statements on Form N-1A for the Loomis Sayles Global Bond Fund (the “Global Bond Fund”) and Loomis Sayles Global Allocation Fund (the “Global Allocation Fund”), which were filed with the Commission on November 14, 2022 (the “Registration Statements”). For your convenience, we have summarized each comment below, followed by the Registrants’ response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrants in the Registration Statements.

Please note that the Registration Statement is scheduled to become effective automatically on February 1, 2023.

Loomis Sayles Global Bond Fund

Prospectus

1.

Comment.        With respect to the use of the term “Global” in the fund’s name, the Staff has a continuing concern that the disclosure in the prospectus does not sufficiently describe how the fund invests the Global Bond Fund’s assets in a number of countries throughout the world. See July and August 2021 comments from Christina Fettig on the Registrant’s financial statements.

Response.        The Registrants have carefully considered the Staff’s comment. The Registrants respectfully submit that the use of the term “global” in the Fund’s name does not require the Fund to establish a percentage-based test. The Fund’s current disclosure is consistent with existing Commission guidance, which states that the Commission would expect that funds with “global” in their name invest in assets “that are tied economically to a number of countries throughout the world.”1 The Commission has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-l and expressly made a statement to that effect in the Rule’s adopting release. See id.

1 Investment Company Names, Investment Company Act Release No. IC-24,828, 66 Fed. Reg. 8509, 8514 n.42 (Feb. 1, 2001).

The Registrants believe that the Global Bond Fund’s current disclosure indicating that the Fund “invests primarily in investment grade fixed income securities worldwide” is consistent with SEC guidance and adequately demonstrates that the Fund will be, and is, significantly invested overseas in a variety of countries under normal market conditions. Additionally, the Fund continues to invest in a global manner in that as of September 30, 2022, the Fund had exposure to non-U.S. issuers of 54.7% of the Fund’s net assets.

Finally, we note that the Commission has proposed amendments to Rule 35d-1, which, if adopted as proposed, would apply Rule 35d-1 to terms such as “global.” The Fund will, of course, comply with the rule when and if adopted.

2.	Comment. Please provide the Staff with completed “Annual Fund Operating Expenses” tables and a completed expense example before the effective date of the Registration Statement.

Response      Below, please find the completed “Annual Fund Operating Expenses” tables and the completed expense example:

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in this table.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)	Institutional Class	Retail Class	Class N
Management fees	0.55%	0.55%	0.55%
Distribution and/or service (12b-1) fees	0.00%	0.25%	0.00%
Other expenses	0.20%	0.20%	0.11%
Total annual fund operating expenses	0.75%	1.00%	0.66%
Fee waiver and/or expense reimbursement[1]	0.05%	0.05%	0.01%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.70%	0.95%	0.65%
[1]

Loomis, Sayles & Company, L.P. (“Loomis Sayles” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.69%, 0.94% and 0.64% of the Fund’s average daily net assets for Institutional Class shares, Retail Class shares and Class N shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through January 31, 2024 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the class’ applicable expense limitation at the time such amounts were waived/reimbursed and (2) the class’ current applicable expense limitation. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Example

The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the examples are based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Institutional Class	$72	$235	$412	$926
Retail Class	$97	$313	$548	$1,220
Class N	$66	$210	$367	$822

3.

Comment.        In the last paragraph in the sub-section “Principal Investment Strategies” in each summary section of the prospectuses, please confirm that each included instrument in which the relevant Fund may invest is expected to be a principal investment strategy. If an instrument is not expected to be a principal investment, please move this disclosure to the SAI.

Response.        The Registrants confirm that each such instrument is an instrument in which each relevant Fund reasonably anticipates investing principally, although a Fund may not invest in all instruments at all times.

4.

Comment.        The last paragraph in the “Principal Investment Strategies” section of the prospectus states that the Fund may invest in bank loans and collateralized loan obligations. Please confirm that investing in these types of securities is part of the Fund’s principal investment strategies. If so, consider including additional risk disclosure in the “Principal Investment Risks” section of the prospectus.

Response.       In response to this comment the Registrant has revised the “Principal Investment Risks” section of the prospectus to include the following disclosures:

Collateralized Loan Obligation (“CLO”) Risk is the risk that the Fund’s investments in CLOs involve risks in addition to the risks associated with investments in debt obligations and other fixed-income securities such as credit risk, interest rate risk, liquidity risk and market/issuer risk. The degree of such risk will generally correspond to the type of underlying assets and the specific tranche in which the Fund is invested. A CLO’s performance is linked to the expertise of the CLO manager and its ability to manage the CLO’s portfolio. Changes in the regulation of CLOs may adversely affect the value of the CLO investments held by the Fund. The tranche of the CLO held by the Fund may be subordinate to other classes of the CLO’s debt. CLO debt is payable solely from the proceeds of the CLO’s underlying assets and, therefore, if the income from the underlying loans is insufficient to make payments on one or more tranches of the CLO’s debt, no other assets will be available for payment. CLO debt securities may be subject to redemption and the timing of redemptions may adversely affect the returns on CLO debt. The CLO manager may not find suitable assets in which to invest and the CLO manager’s opportunities to invest may be limited.

Bank Loans Risk is the risk that the Fund’s investments in bank loans are subject to credit risk and may not be adequately collateralized. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks and may be highly speculative. The interest rates on many bank loans reset frequently, and thus bank loans are subject to interest rate risk. Most bank loans, like most investment-grade bonds, are not traded on any national securities exchange. There may also be less public information available about bank loans as compared to other debt securities.

5.	Comment. Will the Fund count derivatives towards its 80% policy? If yes, how will derivatives be counted?

Response.        Although the Fund may invest in derivatives, it does not currently intend to count derivatives towards its 80% policy.

6.	Comment. Why is the “Recent Market Events Risk” disclosure not in the “Principal Investment Risks” section of the prospectus? Please advise or revise.

Response.        The Registrant has carefully considered the Staff’s comment and respectfully submits that the “Recent Market Events Risk” is not a principal risk requiring disclosure in the summary prospectus and is most appropriate to be included as Item 9 disclosure.

7.	Comment. Consider adding “LIBOR Risk” disclosure to the prospectus given that it is included within the Statement of Additional Information (“SAI”).

Response.       The Registrant has carefully considered the Staff’s comment and respectfully declines to add “LIBOR Risk” disclosure to the prospectus as it is not considered a principal risk of the Fund since most of the Fund’s investments are not floating rate instruments.

8.

Comment.       For both the Item 4 and Item 9 “ESG Risk” disclosure, please clarify the meaning of the first sentence: “ESG Risk is the risk related to ESG factors that may impact the performance of securities in which the Fund invests.” Consider adding a statement that the fund could miss out on opportunities other funds might pursue due to its focus in ESG.

Response.        The Fund’s focus with respect to ESG matters is on negative pecuniary impacts on investments that may be caused by ESG-related risks. The Fund does not base investment decisions on ESG factors at the expense of pecuniary considerations; rather, ESG risk is one part of the Fund’s fundamental analysis of how it expects a potential investment to perform. Beginning in the fourth paragraph under “Principal Investment Strategies,” the Registrant describes its approach to ESG matters, stating that it assesses the probability and potential impact of ESG risks versus potential pecuniary advantage of an investment. ESG risk is therefore the risk that an ESG-related factor will negatively impact the performance of an investment.

Because ESG risk is one of many components of the Fund’s fundamental analysis of how it expects an investment to perform, and the Fund does not favor or disfavor investments based on ESG characteristics at the expense of pecuniary considerations, the Registrant does not believe disclosure regarding missed opportunities due to ESG focus would be accurate. The Registrant believes that the risk associated with Loomis Sayles’ assessment of ESG matters is a part of “Management Risk”, where the Registrant states that “Loomis Sayles will apply its investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that Loomis Sayles’ decisions will produce the desired results.”

9.	Comment. On page 10 in the “Portfolio Holdings” section of the Fund’s prospectus, the step-by-step instructions to navigate to the holdings of each fund are not up to date.

Response.      In response to this comment the Registrant has modified the disclosure as follows: In addition, a list of the Fund’s full portfolio holdings, which is updated monthly after an aging period of at least 30 days, is available on the Fund’s website at www.loomissayles.com (click on the drop-down menu titled “Intermediary / Advisory” and then “Holdings”). These holdings will remain accessible on the website until the Fund files its Form N-CSR or Form N-PORT with the SEC for the period that includes the date of the information. In addition, a list of the Fund’s top 10 holdings as of the month-end is generally available within 7 business days after the month-end on the Fund’s website at www.loomissayles.com (click on the drop-down menu titled “Intermediary / Advisory” and then “Holdings”).

10.

Comment.       In the last sentence of the Item 9 “Derivatives Risk” disclosure, please remove the sentence that states “Compliance with the new rule by the Fund could, among other things, make derivatives more costly, limit their availability or utility, or otherwise adversely affect their performance.” Please remove this sentence from the SAI disclosure as well.

Response.         In response to this comment, the Registrant has revised the disclosure as follows:

“Compliance with the new rule by the Fund could, among other things, change how the Fund uses derivatives and may adversely affect the Fund’s performance and/or increase costs related to the Fund’s use of derivatives.”

11.

Comment.       Given the Global Bond Fund’s ability to invest in bank loans, if investing in bank loans is a principal investment strategy, please disclose in the prospectus, as it is already disclosed in the SAI, that:

(1) Transactions in bank loans may settle on a delayed basis, such that the Fund may not receive the proceeds from the sale of a loan for a substantial period of time after the sale.

(2) In order to finance redemptions pending settlement of bank loans, the Fund may employ a wide variety of means to meet short-term liquidity needs, including, without limitation, drawing on its cash and other short-term positions, all of which may adversely affect the Fund’s performance.

(3) Some loans may not be considered “securities” for certain purposes under the federal securities laws, and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.

Response.        In response to this comment, the Registrant has revised the “More About Risk” section of the Prospectus to include the following disclosure:

Bank Loans Risk

The Fund’s investments in bank loans are subject to credit risk may not be adequately collateralized. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks and may be highly speculative. The interest rates on many bank loans reset frequently, and thus bank loans are subject to interest rate risk. Most bank loans, like most investment-grade bonds, are not traded on any national securities exchange. There may also be less public information available about bank loans as compared to other debt securities. Some loans may not be considered “securities” for certain purposes under the federal securities laws, and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.

Transactions in bank loans may settle on a delayed basis, such that the Fund may not receive the proceeds from the sale of a loan for a substantial period of time after the sale. In order to finance redemptions pending settlement of bank loans, the Fund may employ a wide variety of means to meet short-term liquidity needs, including, without limitation, drawing on its cash and other short-term positions, all of which may adversely affect the Fund’s performance.

Loomis Sayles Global Allocation Fund

Prospectus

12.

Comment.        With respect to the use of the term “Global” in the fund’s name, the Staff has a continuing concern that the disclosure in the prospectus does not sufficiently describe how the fund invests the Global Allocation Fund’s assets in a number of countries throughout the world. See July and August 2021 comments from Christina Fettig on the Registrant’s financial statements.

Response.        The Registrants have carefully considered the Staff’s comment. The Registrants respectfully submit that the use of the term “global” in the Fund’s name does not require the Fund to establish a percentage-based test. The Fund’s current disclosure is consistent with existing Commission guidance, which states that the Commission would expect that funds with “global” in their name invest in assets “that are tied economically to a number of countries throughout the world.”2 The Commission has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-l and expressly made a statement to that effect in the Rule’s adopting release. See id.

The Registrants believe that the Global Allocation Fund’s current disclosure indicating that the Fund “will invest a significant portion of its assets outside the U.S.” is consistent with SEC guidance and adequately demonstrates that the Fund will be, and is, significantly invested overseas in a variety of countries under normal market conditions. Additionally, the Fund continues to invest in a global manner in that as of September 30, 2022, the Fund had exposure to non-U.S. issuers of 34% of the Fund’s net assets.

2 Investment Company Names, Investment Company Act Release No. IC-24,828, 66 Fed. Reg. 8509, 8514 n.42 (Feb. 1, 2001).

Finally, we note that the Commission has proposed amendments to Rule 35d-1, which, if adopted as proposed, would apply Rule 35d-1 to terms such as “global.” The Fund will, of course, comply with the rule when and if adopted.

13.	Comment. Please provide the Staff with completed “Shareholder Fees” and “Annual Fund Operating Expenses” tables and a completed expense example before the effective date of the Registration Statement.

Response.       Below, please find the completed “Shareholder Fees” and “Annual Fund Operating Expenses” tables and the completed expense example:

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in this table. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Natixis Funds Complex. More information about these and other discounts is available from your financial professional and in the section “How Sales Charges Are Calculated” on page 56 of the Prospectus, in Appendix A to the Prospectus and on page 114 in the section “Reduced Sales Charges” of the Statement of Additional Information (“SAI”).

Shareholder Fees

(fees paid directly from your investment)	Class A		Class C	Class N	Class T	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%		None	None	2.50%	None
Maximum deferred sales charge (load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	[1]	1.00%	None	None	None
Redemption fees	None		None	None	None	None
[1]	A 1.00% contingent deferred sales charge (“CDSC”) may apply to certain purchases of Class A shares of $1,000,000 or more that are redeemed within eighteen months of the date of purchase.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class N	Class T	Class Y
Management fees	0.74%	0.74%	0.74%	0.74%	0.74%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.25%	0.00%
Other expenses	0.15%	0.15%	0.07%	0.15%[1]	0.15%
Total annual fund operating expenses	1.14%	1.89%	0.81%	1.14%	0.89%
Fee waiver and/or expense reimbursement[2]	0.00%	0.00%	0.00%	0.00%	0.00%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.14%	1.89%	0.81%	1.14%	0.89%
[1]	Other expenses are estimated for the current fiscal year.
[2]	Loomis, Sayles & Company, L.P. (“Loomis Sayles” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to

1.25%, 2.00%, 0.95%, 1.25% and 1.00% of the Fund’s average daily net assets for Class A, C, N, T and Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through January 31, 2024 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the class’ applicable expense limitation at the time such amounts were waived/reimbursed and (2) the class’ current applicable expense limitation. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods (except where indicated). The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example for Class C shares for the ten-year period reflects the conversion to Class A shares after eight years. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If shares are redeemed:	1 year	3 years	5 years	10 years
Class A	$685	$916	$1,167	$1,881
Class C	$292	$594	$1,021	$2,016
Class N	$83	$259	$450	$1,002
Class T	$363	$603	$862	$1,579
Class Y	$91	$284	$493	$1,096

If shares are not redeemed:	1 year	3 years	5 years	10 years
Class C	$192	$594	$1,021	$2,016

14.	Comment. In the expense example, please confirm whether the fee waiver will be reflected in the Example only for the period it is in place.

Response.        In response to this comment, the Registrant has confirmed that the fee waiver will be reflected in the Example only for the period it is in place.

15.	Comment. In the “Principal Investment Strategies” section of the prospectus, if the fund has any market cap, maturity or duration parameters, please disclose them within this section.

Response.       In response to this comment the Registrant has revised the disclosure in the “Principal Investment Strategies” section of both the Summary and Statutory Prospectus to include the following disclosure:

“Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in equity and fixed-income securities of U.S. and foreign issuers. Equity securities purchased by the Fund may include common stocks, preferred stocks, depositary receipts, warrants, securities convertible into common or preferred stocks, interests in real estate investment trusts (“REITs”) and/or real estate-related securities and other equity-like interests in an issuer. The Fund generally invests in equity securities of issuers with a minimum market capitalization of $1 billion at the time of investment. Fixed-income securities purchased by the Fund may include bonds and other debt obligation of U.S. and foreign issuers, including but not limited to corporations, governments and supranational entities. The Fund may invest in fixed-income securities regardless of market capitalization, maturity or duration parameters. The Fund will invest a significant portion of its assets outside the U.S., including securities of issuers located in emerging market countries.”

16.	Comment. Within the prospectus under “Principal Investment Strategies”, please disclose how the fund determines how an investment is economically tied to a country or region.

Response.         In response to this comment the Registrant has revised the disclosure as follows: “There are various ways the Adviser determines how an investment is economically tied to a country or region. Typically, the Adviser will look at either the countries of risk or countries of issuance and report based on either method.”

17.

Comment. In the “Principal Investment Strategies” section of the prospectus, please provide more details on how the portfolio managers determine how to allocate the portfolio’s assets between equity and fixed income.

Response.         In response to this comment the Registrant has revised the disclosure as follows: “The portfolio managers reallocate the Fund’s assets between equity and fixed income securities based on their assessment of current market conditions, the attractiveness of individual securities and the relative opportunities within each asset class, among other factors.”

18.	Comment. Why is the “Recent Market Events Risk” disclosure not in the “Principal Investment Risks” section of the prospectus? Please advise or revise.

Response.        The Registrant has carefully considered the Staff’s comment and respectfully submits that the “Recent Market Events Risk” is not a principal risk requiring disclosure in the summary prospectus and is most appropriate to be included as Item 9 disclosure.

19.

Comment.         For both the Item 4 and Item 9 “ESG Risk” disclosure, please clarify the meaning of the first sentence: “Risks related to ESG factors may impact the performance of securities in which the Fund invests.” Consider adding a statement that the fund could miss out on opportunities other funds might pursue due to its focus in ESG.

Response.        The Fund’s focus with respect to ESG matters is on negative pecuniary impacts on investments that may be caused by ESG-related risks. The Fund does not base investment decisions on ESG factors at the expense of pecuniary considerations; rather, ESG risk is one part of the Fund’s fundamental analysis of how it expects a potential investment to perform. Beginning in the fourth paragraph under “Principal Investment Strategies,” the Registrant describes its approach to ESG matters, stating that it assesses the probability and potential impact of ESG risks versus potential pecuniary advantage of an investment. ESG risk is therefore the risk that an ESG-related factor will negatively impact the performance of an investment.

Because ESG risk is one of many components of the Fund’s fundamental analysis of how it expects an investment to perform, and the Fund does not favor or disfavor investments based on ESG characteristics at the expense of pecuniary considerations, the Registrant does not believe disclosure regarding missed opportunities due to ESG focus would be accurate. The Registrant believes that risk associated with Loomis Sayles’ assessment of ESG matters is a part of “Management Risk, where the Registrant states that “The portfolio managers will apply their investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that such decisions will produce the desired results.”

20.

Comment.        In the last sentence of the Item 9 “Derivatives Risk” disclosure, remove the sentence that states “Compliance with the new rule by the Fund could, among other things, make derivatives more costly, limit their availability or utility, or otherwise adversely affect their performance.” Please remove this sentence from the SAI as well.

Response.        In response to this comment, the Registrant has revised the disclosure as follows:

“Compliance with the new rule by the Fund could, among other things, change how the Fund uses derivatives and may adversely affect the Fund’s performance and/or increase costs related to the Fund’s use of derivatives.”

21.	Comment. On page 20 under “Compensation to Securities Dealers”, consider discussing the 12b-1plan and services plan under separate headings, as done with the Loomis Sayles Global Bond Fund prospectus.

Response.        The Registrant has carefully considered the Staff’s comment and respectfully declines to revise its disclosure to discuss the 12b-1 plan and services plan under separate headings for consistency with the prospectus style of other series of Loomis Sayles Funds II. For reference, the Loomis Sayles Global Bond Fund is a series of Loomis Sayles Funds I, which follows a different style guide.

Loomis Sayles Global Allocation Fund

SAI

22.

Comment.        On page 4 of the SAI under “Investment Restrictions”, the sentence states that the fund may not “Invest, under normal circumstances, less than 80% of its net assets (plus any borrowings made for investment purposes) in equity and fixed-income securities.” Please reconcile this with the 80% test from the prospectus which states that “Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in equity and fixed-income securities of U.S. and foreign issuers.”

Response.        In response to this comment, the Registrant has revised the disclosure to match that of the prospectus, stating “Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in equity and fixed-income securities of U.S. and foreign issuers.”

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/John M. DelPrete

John M. DelPrete
Assistant Secretary
Loomis Sayles Funds I and Loomis Sayles Funds II

cc:          Susan Tobin, Esq.

  Michael G. Doherty, Esq.

  John M. Loder, Esq.